Exhibit 12.2

Alpha Natural Resources, Inc.
Computation of Other Ratios
As of June 30, 2009
(Amounts in thousands except ratios)

Interest Coverage Ratio: The interest coverage ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus the annual change in accrued interest less interest income and amortization of loan costs).

Adjusted EBITDA (1)	$462,208
Interest Expense	39,329
Annual change in accrued interest	(140)
Interest Income	(5,355)
Amortization of loan costs	(12,060)
Net Cash Interest Expense	$21,774

Interest Coverage Ratio	21.23

(1) Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our 2009 Quarterly Report on Form 10-Q.

Leverage Ratio: The leverage ratio is defined as total net debt (defined as the sum of note payable and long-term debt less cash and cash equivalents) divided by Adjusted EBITDA.

Note payable	$7,396
Long-term debt, excluding debt discount	520,625
Cash and cash equivalents	(667,368)
Total Net Debt	$(139,347)

Adjusted EBITDA	$462,208

Leverage Ratio	NM

Senior Secured Leverage Ratio: The senior secured leverage ratio is defined as consolidated debt that is secured by a lien less unrestricted cash and cash equivalents to Adjusted EBITDA.

Term Loan B	$233,125
Cash and cash equivalents	(667,368)
Total Net Debt	$(434,243)

Adjusted EBITDA	$462,208

Senior Secured Leverage Ratio	NM

Liquidity Test: The liquidity test is defined as the sum of the unused commitments under the credit facility’s revolving line of credit plus our unrestricted cash and cash equivalents.

Unused revolving line of credit	$361,926
Cash and cash equivalents	667,368

Total Liquidity	$1,029,294